UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Senseonics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

81727U105

(CUSIP Number)

David G. Dargatis, Esquire

McGuireWoods LLP

1750 Tysons Boulevard

Suite 1800

Tysons, VA 22102-4215

(703) 712-5080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Roche Holding Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,319,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,319,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,319,010(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.62%(2)
14	TYPE OF REPORTING PERSON CO

(1)	This total is comprised of (i) 28,345,276 shares of common stock, and (ii) 973,734 shares of common stock issuable upon the exercise of immediately exercisable warrants.
(2)	This percentage is calculated based upon 123,179,392 shares of the Issuer’s common stock issued and outstanding on May 26, 2017, which number was provided to the Reporting Persons by the Issuer.

1	NAMES OF REPORTING PERSONS. Roche Finance Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 98-0227002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,319,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,319,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,319,010(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.62% (2)
14	TYPE OF REPORTING PERSON CO

(1)	This total is comprised of (i) 28,345,276 shares of common stock, and (ii) 973,734 shares of common stock issuable upon the exercise of immediately exercisable warrants.
(2)	This percentage is calculated based upon 123,179,392 shares of the Issuer’s common stock issued and outstanding on May 26, 2017, which number was provided to the Reporting Persons by the Issuer.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Shares”), of Senseonics Holdings, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 20451 Seneca Meadows Parkway, Germantown, Maryland 20876.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Roche Holding Ltd, a company organized under the laws of Switzerland (“Roche Holding”) and Roche Finance Ltd, a company organized under the laws of Switzerland (“Roche Finance”, and together with Roche Holding, the “Reporting Persons”). Roche Holding is the holding company of the Roche Group, which is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. The principal business office address for Roche Holding is Grenzacherstrasse 124, CH 4070 Basel, Switzerland. Roche Finance is a holding company participating in various subsidiaries of Roche Holding. The principal business address for Roche Finance is Grenzacherstrasse 122, CH 4058 Basel, Switzerland.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons have previously reported their ownership interest in the Issuer on Schedule 13G filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2017. The Reporting Persons are filing this Schedule 13D because Roche Finance purchased 21,276,596 Shares, at a price of $1.41 per Share (the “Transaction”), in an underwritten offering of Shares made pursuant to a prospectus supplement filed by the Issuer with the Commission on May 30, 2017 and an accompanying prospectus forming a part of a registration statement on Form S-3 filed by the Issuer with the Commission on April 4, 2017, which became effective with the Commission on April 17, 2017. Copies of the prospectus supplement, the prospectus and the registration statement are available at the Commission’s website at www.sec.gov. In addition, a Form 8-K was filed with the Commission by the Issuer on May 30, 2017 describing the underwritten offering.

The funds used to complete the Transaction were obtained from Roche Finance’s working capital.

Item 4.	Purpose of Transaction.

Roche Finance entered into the Transaction for the purpose of providing the Issuer with additional funds for working capital, capital expenditures and general corporate purposes.

Roche Finance purchased the Shares that it beneficially owns to hold as an investment. The Reporting Persons currently have no plans to dispose of any Shares or to acquire additional Shares, but reserve the right to dispose of or acquire additional Shares from time to time. Except as indicated above, the Reporting Persons have no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Given Roche Finance’s status as a significant stockholder, representatives of the Reporting Persons may, from time to time, engage in discussions with the Issuer regarding the Issuer’s corporate strategy and general business activities.

Item 5.	Interest in Securities of the Issuer.

(a)	The number and percentage of Shares beneficially owned by the Reporting Persons are provided in Items 11 and 13 of each of their respective Cover Pages and are incorporated herein by reference. The percentages are calculated based upon 123,179,392 shares of the Issuer’s common stock issued and outstanding on May 26, 2017, which number was provided to the Reporting Persons by the Issuer.

Roche Holding may be deemed to have beneficial ownership of the 29,319,010 Shares directly beneficially owned by Roche Finance, its wholly-owned subsidiary.

(b)	The nature of the Reporting Persons’ voting and dispositive power with regard to the Shares described in Item 5(a) above is reflected in Items 7 through 10 of each of their respective Cover Pages, which information is incorporated herein by reference.

(c)	The Reporting Persons have not engaged in any transactions involving the Shares in the past 60 days, other than those described in Item 3 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the warrants and the registration rights agreement, described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Roche Finance was issued two warrants to purchase an aggregate of 973,734 Shares on December 7, 2015 in connection with the Issuer’s merger on the same date, to replace warrants previously issued to Roche Finance. The warrant expiring on November 1, 2020 is exercisable for 809,450 Shares at an exercise price of $1.79 per share. The warrant expiring on July 15, 2021 is exercisable for 164,284 shares at an exercise price of $1.79 per share. Both of the warrants are immediately exercisable and have cashless exercise provisions. The foregoing description of the warrants is qualified in its entirety by reference to the full text of the warrants, the form of which is filed as Exhibit 1.2 hereto, and is incorporated by reference into this Item 6.

Roche Finance is also party to a registration rights agreement dated December 7, 2015 among the Issuer and certain holders of Shares. The registration rights agreement provides the holders party thereto with certain registration rights with respect to Shares issued in exchange for shares of Senseonics, Incorporated’s common stock, which was issued upon conversion of Senseonics, Incorporated’s convertible preferred stock. At any time beginning the earlier of six months following the effective date of a future registration statement for a public offering of the Issuer’s securities or December 7, 2018, the holders of at least a majority of the Registrable Stock (as defined in the registration rights agreement) have the right to demand that the Issuer file up to a total of two registration statements, subject to the specified conditions and limitations in the registration rights agreement, provided that if holders request less than all of the shares of Registrable Stock be registered, the shares of Registrable Stock for which registration has been requested must constitute at least 20% of the total shares of Registrable Stock originally issued or the aggregate price to the public of such public offering must exceed $10 million. Roche Finance is also entitled to piggyback registration rights and registration rights on Form S-3 pursuant to the terms of the registration rights agreement. The registration rights granted under the registration rights agreement will terminate on August 4, 2025 or earlier with respect to Roche Finance, if it may sell all of its Registrable Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, without any restrictions on volume. The foregoing description of the registration rights agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 1.3 hereto, and is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.1	-	Joint Filing Agreement dated as of June 9, 2017, by and between Roche Holding Ltd and Roche Finance Ltd.

Exhibit 1.2	-	Form of Warrant to Purchase Common Stock dated December 7, 2015.

Exhibit 1.3	-	Registration Rights Agreement, dated as of December 7, 2015, by and among the Issuer and certain of its stockholders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed December 10, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017

Roche Holding Ltd

By:	/s/ Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Authorized Signatory

By:	/s/ Andreas Knierzinger
	Name:	Andreas Knierzinger
	Title:	Authorized Signatory

Roche Finance Ltd

By:	/s/ Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Authorized Signatory

By:	/s/ Carole Nuechterlein
	Name:	Carole Nuechterlein
	Title:	Authorized Signatory